

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 8, 2011

<u>Via U.S. Mail and Facsimile (312) 922-7747</u>
Robert Kite
Chief Executive Officer
Card Activation Technologies Inc.
53 West Jackson Blvd., Suite 1618
Chicago, IL 60604-3749

>   **Re: Card Activation Technologies Inc.**
>   **Form 10-K**
>   **Filed January 12, 2011**
>   **File No. 000-52556**

Dear Mr. Kite:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,
>
>   /s/ Celeste Murphy for
>   Larry Spirgel
>   Assistant Director